Exhibit 99.1

Genmab Announces Plan to Transition Arzerra® (ofatumumab) to an Oncology Access Program for Chronic Lymphocytic Leukemia Patients in the U.S.

Company Announcement

●	Novartis intends to transition availability of Arzerra® (ofatumumab) to an oncology access program for chronic lymphocytic leukemia patients in the U.S.
●	Genmab receives USD 30 million from Novartis as payment for lost potential royalties and improves 2020 financial guidance

Copenhagen, Denmark; August 20, 2020 – Genmab A/S (Nasdaq: GMAB) announced today that Novartis intends to transition availability of Arzerra® (ofatumumab) to an oncology patient access program that will provide Arzerra at no cost to chronic lymphocytic leukemia (CLL) patients in the U.S. This program will be facilitated through the Patient Access Novartis Oncology (PANO). As a consequence, Novartis will pay Genmab a lump sum of USD 30 million as payment for lost potential royalties. Arzerra was developed by Novartis under a license agreement between Genmab and Novartis Pharma AG.

“We are pleased that patients with CLL who have benefitted from Arzerra can remain on treatment via Novartis’ patient access program,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Genmab is also improving its 2020 financial guidance last published on August 12, 2020, due to the inclusion of the payment from Novartis.

OUTLOOK

MDKK	Revised Guidance	Previous Guidance
Revenue	9,250 – 9,850	9,100 - 9,700
Operating expenses	(3,850) - (3,950)	(3,850) - (3,950)
Operating income	5,350 – 5,950	5,200 - 5,800

About Ofatumumab (Arzerra®)

Ofatumumab is a human monoclonal antibody that is designed to target the CD20 molecule found on the surface of normal B lymphocytes and on B cell malignancies (including chronic lymphocytic leukemia).

In more than 60 countries worldwide, including the United States and EU member countries, Arzerra was approved as monotherapy for the treatment of patients with CLL who are refractory after prior treatment with fludarabine and alemtuzumab. In the United States, Arzerra was also approved for use in combination with chlorambucil for the treatment of previously untreated patients with CLL for whom fludarabine-based therapy is considered inappropriate, in combination with fludarabine and cyclophosphamide for the treatment of patients with relapsed CLL, for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL and as monotherapy for the treatment of patients with CLL refractory to fludarabine and alemtuzumab. In the European Union, Arzerra was approved for use in combination with chlorambucil or bendamustine for the treatment of patients with CLL who have not received prior therapy and who are not eligible for fludarabine-based therapy and in combination with fludarabine and cyclophosphamide for adult patients with relapsed CLL. On January 22, 2018, it was announced that Novartis would transition Arzerra for the treatment of CLL indications from commercial availability to limited availability via compassionate use programs in markets outside of the U.S. and Japan. Subsequently, on August 20, 2020, it was

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Plan to Transition Arzerra® (ofatumumab) to an Oncology Access Program for Chronic Lymphocytic Leukemia Patients in the U.S.

was announced that Novartis would transition availability of Arzerra in the U.S. to an oncology access program. Novartis obtained rights for ofatumumab from Genmab in all indications in December 2015.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of the following approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Kesimpta® (subcutaneous ofatumumab, under agreement with Novartis AG), for the treatment of adults with relapsing forms of multiple sclerosis in the U.S. and TEPEZZA® (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., has been approved in the U.S. and Europe for the treatment of adult patients with certain multiple myeloma indications. The first approved Genmab created therapy, Arzerra® (ofatumumab, under agreement with Novartis AG), approved for the treatment of certain chronic lymphocytic leukemia indications, is available in Japan and is also available in other territories via compassionate use or oncology access programs. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 37
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122